Exhibit 4.2

STANDARD & POOR'S CORPORATION
Fund Services
55 Water Street
New York, New York  10041-0003


                        January 20, 2005


Jason T. Henry
First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois  60532



             Re:     The First Trust GNMA, Series 96

Gentlemen:

     Pursuant  to your request for a Standard & Poor's rating  on
the   on  the  Trust,  SEC#  333-121668  we  have  reviewed   the
information presented to us and have assigned a fund credit quality 'AAAf' rating to the Trust. The credit quality rating reflects the  Trust's  protection against losses from credit defaults  and the  credit  quality  of  the Trust's  eligible  investments  and
counterparties.   Standard & Poor's credit quality  rating  scale
ranges from triple-'Af' (extremely strong protection against losses from credit defaults) to triple-'Cf' (extremely vulnerable
to  losses  from  credit  defaults).   Trusts  rated  triple-'Af'
provide extremely strong protection against losses from credit defaults.

     Please note that a condition for maintaining the rating is your submission of updated or annual information on the portfolio holdings/schedule of investments. In addition, the following information should be sent to Standard & Poor's as it becomes available: reports to shareholders and the SEC; notification of changes in the board of directors, senior management, investment advisor or sponsor; updated prospectus & SAIs, annual reports and press releases. Please notify us of any significant material changes that might impact the Trust or its investment holdings. Finally, Standard & Poor's reserves the right to request further information, if necessary, in order to review the rating. Please send all reports to:

Standard & Poor's Ratings Group
Financial Services - Fund Ratings Surveillance
55 Water Street, 33rd Floor
New York, New York  10041
Attn:  Fund Ratings Group

     Standard & Poor's relies on the issuer and its counsel, accountants and other experts for the accuracy and completeness of the information submitted in connection with the rating. The absence of this information may result in the withdrawal of our rating.

     This letter constitutes Standard & Poor's permission to you to disseminate the above-assigned rating to interested parties. You understand that Standard & Poor's has not consented to, and will not consent to, being named an "expert" under U.S. securities laws, including without limitation, Section 7 of the U.S. Securities Act of 1933. In addition, it should be understood that the rating is not a "market" rating nor a recommendation to buy, hold or sell the securities. Standard & Poor's reserves the right to advise its own clients, subscribers, of the rating.

     We are pleased to have had the opportunity to be of service to you. As discussed, there is a yearly fee for analytical work performed in maintaining the rating. If we can be of further help, please do not hesitate to call upon us.

                                Sincerely,


                                Gary Arne
                                Managing Director